Exhibit 99.3

CONSENT OF EXPERT

FILED BY EDGAR

April 1, 2019

United States Securities and Exchange Commission

Re:	Entrée Resources Ltd. – Form 20-F

I refer to scientific and technical information developed by Entrée Resources Ltd. (the "Company"), which I approved, or the preparation of which I supervised, in my capacity as a "qualified person" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, that is referenced in the Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”) of the Company and in news releases and other disclosure documents of the Company (collectively, "Technical Information").

I, the qualified person for the above referenced Technical Information, hereby consent to the use of my name and the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Technical Information as set forth above in the Form 20-F.

Yours truly,

/S/Robert Cinits
Robert Cinits, P.Geo.